This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 July 22, 2010

The information in this free writing prospectus is not complete and may be changed. US$[ ] INTEREST RATE-LINKED NOTES [WITH [FIXED RATE][FLOATING RATE] INTEREST PAYMENTS] DUE [ ] GENERAL TERMS: Principal Amount: US$ Issuer: Barclays Bank PLC Issue Price: Series: Global Medium-Term Notes, Series A Original Trade Date: Original Issue Date: Valuation Date: [ ], or if such date is not a Business Day, the immediately preceding Business Day. Maturity Date: [ ]† CUSIP: Denominations: Minimum denominations of US$[ ] and integral multiples of US$[ ] thereafter. ISIN: Business Day: ☒ New York ☒ London ☐ Euro ☐ Other (            ) Business Day Convention: (Other than with respect to the Valuation Date, as described above) ☐ Following ☐ Modified Following ☐ Adjusted or ☐ Unadjusted REDEMPTION AMOUNT AT MATURITY TERMS: Redemption Amount: The Notes will be redeemed on the Maturity Date at an amount per $1,000 principal amount equal to: if the Rate Spread is greater than or equal to zero: $1,000 plus the lesser of (a) $1,000 x Upside Multiplier x Rate Spread; and (b) $1,000 x Maximum Return Percentage if the Rate Spread is less than zero: $1,000 times the greater of (a) 100% + (Downside Multiplier x Rate Spread); and (b) Principal Protection Percentage The Notes are only principal protected, subject to Issuer credit risk, to the extent of the specified Principal Protection Percentage, even if held to maturity. As described above, if the Rate Spread as determined on the Valuation Date is less than zero — that is, if the Final Rate is less than the Initial Rate (if the Rate Spread for the Notes is equal to the Final Rate minus the Initial Rate), or the Initial Rate is less than the Final Rate (if the Rate Spread for the Notes is equal to the Initial Rate minus the Final Rate) — the Redemption Amount per Note will be less than the principal amount of that Note. In addition, because the degree of principal loss in such circumstances will be determined by application of the specified Downside Multiplier, the Redemption Amount may also exhibit a significant principal loss where the negative Rate Spread is relatively small. Accordingly, in circumstances where the Rate Spread is negative, the Redemption Amount per Note may be substantially less than the principal amount of that Note, and could be as little as $0 (to the degree the Principal Protection Percentage is 0%), representing the loss of the entire principal invested. Principal Protection Percentage: If you hold the Notes to maturity, you will receive at least [ ]% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. Upside Multiplier: [ ] Downside Multiplier: [ ] Maximum Return Percentage: [ ]%

Rate Spread: [Final Rate ?Initial Rate] – or—[Initial Rate ? Final Rate] Initial Rate: [ ], [(equal to the Reference Rate on the Trade Date)] [(determined on the Original Trade Date)] Final Rate: The Reference Rate on the Valuation Date Reference Rate: ☐ CD Rate ☐ CMS Rate ☐ CMT Rate (Reuters Screen FRBCMT Page) ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate ☐ Federal Funds (Effective) Rate ☐ Federal Funds (Open) Rate ☐ EURIBOR ☐ LIBOR Designated LIBOR Page: Reuters: ☐            Prime Rate ☐ Treasury Rate ☐ Other (see description in this free writing prospectus) Index Maturity: INTEREST PAYMENT TERMS: [Interest Rate Type:] ☐ Fixed Rate ☐ Regular Floating Rate [Interest Rate:] If the Interest Rate Type is Fixed Rate: [[ ]% per annum] If the Interest Rate Type is Regular Floating Rate: [For each Interest Period, the interest rate per annum will be equal to the specified [Floating Rate] [plus applicable Spread] [[minus applicable Spread]] [Spread:] For Interest Periods commencing on or after Spread [ ] [ ] [ ] [ ] [ ] [ ] [Floating Rate:] ☐ LIBOR Designated LIBOR Page: Reuters: ☐            CMS Rate [Floating Rate Index Maturity:] [Interest Period:] The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date. [Interest Reset Dates:] For each Interest Period [commencing on or after [ ]], the [ ] day of [ ] (or for the initial Interest Period (where no Initial Interest Rate is payable), the Original Issue Date). [Interest Determination Dates:] [ ] [New York] [London] Business Days prior to the relevant Interest Reset Date. [Interest Payment Dates:] ☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, payable in arrears on [ ], commencing on [ ] and ending on the Maturity Date. Day Count Convention: ☐ 30/360 ☐ Actual/360 ☐ Actual/Actual ☐ Actual/365

OTHER TERMS: Settlement: DTC; Book-entry; Transferable. Listing: The Notes will be not listed on any U.S. securities exchange or quotation system. Agent: Barclays Capital Inc. [Variable Price Re-Offers: Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[ ] per $1,000 principal amount, or [ ]%, resulting in aggregate proceeds to Barclays Bank PLC of $[ ]. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.] [Fixed Price Re-Offers: Price to Public Agent’s Commission (1) Proceeds to Barclays Bank PLC Per Note % % % Total $ $ $ (1) Barclays Capital Inc. will receive commissions from the Issuer equal to [ ]% of the principal amount of the notes, or $[ ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

The Notes Are Not Principal Protected and You May Lose Some or All of Your Principal—The principal amount of your investment in the Notes will be protected, subject to Issuer credit risk, only to the extent of the specified Principal Protection Percentage (which may be as low as 0%), even if held to maturity, and accordingly you may receive less, and possibly significantly less, than the amount you invested. Changes in the level of the specified Reference Rate as of the Valuation Date could adversely affect the amount of principal payable on your Notes. If the Rate Spread as determined on the Valuation Date is less than zero (that is, if the Final Rate is less than the Initial Rate, or the Initial Rate is less than the Final Rate, depending on the terms of the Notes), the Redemption Amount per Note will be less than the principal amount of that Note. In addition, because the degree of principal loss in such circumstances will be determined by application of the specified Downside Multiplier, the Redemption Amount may also exhibit a significant principal loss where the negative Rate Spread is relatively small. Accordingly, in circumstances where the Rate Spread is negative, the Redemption Amount per Note may be substantially less than the principal amount of that Note, and could be as little as $0.00 (to the degree the Principal Protection Percentage is 0%), representing the loss of the entire principal invested.

•

Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•

Reference Rate Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the specified Reference Rate. The Redemption Amount will be determined by changes in the level of the specified Reference Rate as of the Valuation Date. Movements in the level of the specified Reference Rate may be unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. Therefore, we cannot guarantee that these changes will be beneficial to you, and you may receive less than the amount you initially invested in the Notes.

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Interest Payment Risk—If the Interest Rate (if any) on the Notes is equal to a Floating Interest Rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. These risks include fluctuation of the applicable Interest Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods. We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility also could be characteristic of the future. In addition, if applicable, the Floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—The Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL PAYMENT CALCULATIONS

The Redemption Amount payable on the Maturity Date will be determined based on the Rate Spread, which is dependent on the level of the specified Reference Rate on the Valuation Date (the Final Rate) relative to the specified Initial Rate on the Original Trade Date. If the Rate Spread is greater than or equal to zero on the Valuation Date—that is, if the Final Rate is greater than or equal to the Initial Rate (if the Rate Spread for the Notes is equal to the Final Rate minus the Initial Rate), or the Initial Rate is greater than or equal to the Final Rate (if the Rate Spread for the Notes is equal to the Initial Rate minus the Final Rate)—the Redemption Amount per $1,000 principal amount payable on the Maturity Date will equal $1,000 plus the lesser of: (a) $1,000 times the Upside Multiplier times the Rate Spread; and (b) $1,000 times the Maximum Return Percentage.

However, the Notes are only principal protected, subject to Issuer credit risk, to the extent of the specified Principal Protection Percentage, even if held to maturity. If the Rate Spread is less than zero—that is, if the Final Rate is less than the Initial Rate (if the Rate Spread for the Notes is equal to the Final Rate minus the Initial Rate), or the Initial Rate is less than the Final Rate (if the Rate Spread for the Notes is equal to the Initial Rate minus the Final Rate)—, then the Redemption Amount per $1,000 principal amount payable on the Maturity Date will equal $1,000 times the greater of: (a) 100% plus (Downside Multiplier times Rate Spread); and (b) the Principal Protection Percentage.

Additionally, the Notes may pay interest at a Fixed Interest rate or Floating Interest Rate, as specified on the cover page hereof. Any interest payable on the Notes will be paid on a monthly, quarterly, semi-annual or annual basis, based on the applicable Day Count Convention. To the extent applicable, interest will not be dependent on the Rate Spread and will be payable on the specified Interest Payment Dates irrespective of the Redemption Amount payable on the Maturity Date.

The table and examples below illustrate the hypothetical Redemption Amount at maturity per $1,000 principal amount of Notes (without reflecting any applicable interest payments), where the Redemption Amount is based on a Rate Spread that equals either the Final Rate minus the Initial Rate or the Initial Rate minus the Final Rate. These examples assume hypothetical Initial Rates and Final Rates, as well as hypothetical values of (a) 30 for the Upside Multiplier, (b) 100% for the Maximum Return Percentage, (c) 30 for the Downside Multiplier and (d) 0% for the Principal Protection Percentage.

The actual Final Rate will equal the Reference Rate on the Valuation Date, and the actual values for the Initial Rate, Upside Multiplier, Maximum Return Percentage, Downside Multiplier and Principal Protection Percentage will be determined on the Original Trade Date.

The following results are based solely on the hypothetical examples cited; the values in the table and examples below have been chosen arbitrarily for the purpose of illustrating various Redemption Amount payment scenarios and should not be taken as indicative of the future performance of the Reference Rate, the Rate Spread, and/or any particular Notes (including any related Redemption Amount). Numbers in the table and examples below have been rounded to two decimal places for ease of analysis.

Initial Rate	Final Rate	Rate Spread (Final Rate—Initial Rate)	Redemption Amount	Rate Spread (Initial Rate—Final Rate)	Redemption Amount
5.00%	9.00%	4.00%	$2,000[1]	–4.00%	$0[4]
5.00%	8.00%	3.00%	$1,900[2]	–3.00%	$100[3]
5.00%	7.00%	2.00%	$1,600[2]	–2.00%	$400[3]
5.00%	6.00%	1.00%	$1,300[2]	–1.00%	$700[3]

5.00%	5.00%	0.00%	$1,000[2]	0.00%	$1,000[2]

5.00%	4.00%	–1.00%	$700[3]	1.00%	$1,300[2]
5.00%	3.00%	–2.00%	$400[3]	2.00%	$1,600[2]
5.00%	2.00%	–3.00%	$100[3]	3.00%	$1,900[2]
5.00%	1.00%	–4.00%	$0[4]	4.00%	$2,000[1]

1.	Redemption Amount = $1,000 +($1,000 × Maximum Return Percentage)
2.	Redemption Amount = $1,000 +($1,000 × Upside Multiplier × Rate Spread)
3.	Redemption Amount = $1,000 × (100% + (Downside Multiplier × Rate Spread)
4.	Redemption Amount = $1,000 × Principal Protection Percentage

The following examples illustrate how the hypothetical Redemption Amounts set forth in the table above are calculated.

EXAMPLES WHERE THE RATE SPREAD IS EQUAL TO FINAL RATE – INITIAL RATE:

Example 1: The Final Rate of 6.00% is greater than the Initial Rate of 5.00%, resulting in a Rate Spread of 1.00% and a Redemption Amount of $1,300 per $1,000 principal amount.

Because the Rate Spread (which is equal to the Final Rate minus the Initial Rate) on the Valuation Date is greater than zero, the Redemption Amount is equal to the lesser of the following:

$1,000 + ($1,000 × the Upside Multiplier × the Rate Spread) = $1,000 + ($1,000 × 30 × 1.00%) = $1,300

$1,000 + ($1,000 × the Maximum Return Percentage) = $1,000 + ($1,000 × 100%) = $2,000

Accordingly, the Redemption Amount is equal to $1,300 per $1,000 principal amount.

Example 2: The Final Rate of 9.00% is greater than the Initial Rate of 5.00%, resulting in a Rate Spread of 4.00% and a Redemption Amount of $2,000 per $1,000 principal amount.

Because the Rate Spread (which is equal to the Final Rate minus the Initial Rate) on the Valuation Date is greater than zero, the Redemption Amount is equal to the lesser of the following:

$1,000 + ($1,000 × the Upside Multiplier × the Rate Spread) = $1,000 + ($1,000 × 30 × 4.00%) = $1,000 + $1,200 = $2,200

$1,000 + ($1,000 × the Maximum Return Percentage) = $1,000 + ($1,000 × 100%) = $1,000 + $1,000 = $2,000

Accordingly, the Redemption Amount is equal to $2,000 per $1,000 principal amount.

Example 3: The Final Rate of 4.00% is less than the Initial Rate of 5.00%, resulting in a Rate Spread of –1.00% and a Redemption Amount of $700 per $1,000 principal amount.

Because the Rate Spread (which is equal to the Final Rate minus the Initial Rate) on the Valuation Date is less than zero, the Redemption Amount is equal to the greater of the following:

$1,000 × (100% + (Downside Multiplier × Rate Spread)) = $1,000 × (100% + (30 × (–1.00%))) = $1,000 × 70% = $700

$1,000 × Principal Protection Percentage = $1,000 × 0% = $0

Accordingly, the Redemption Amount equals $700 per $1,000 principal amount, a loss of 30% (or $300) of the principal amount invested.

Example 4: The Final Rate of 1.00% is less than the Initial Rate of 5.00%, resulting in a Rate Spread of –4.00% and a Redemption Amount of $0 per $1,000 principal amount.

Because the Rate Spread (which is equal to the Final Rate minus the Initial Rate) on the Valuation Date is less than zero, the Redemption Amount is equal to the greater of the following:

$1,000 × (100% + (Downside Multiplier × Rate Spread)) = $1,000 × (100% + (30 × (–4.00%))) = $1,000 × (–20%) = –$200

$1,000 × Principal Protection Percentage = $1,000 × 0% = $0

Accordingly, the Redemption Amount equals $0 per $1,000 principal amount, a loss of 100% (or the entire amount) of the principal invested.

EXAMPLES WHERE THE RATE SPREAD IS EQUAL TO FINAL RATE – INITIAL RATE:

Example 5: The Initial Rate of 5.00% is greater than the Final Rate of 3.00%, resulting in a Rate Spread of 2.00% and a Redemption Amount of $1,600 per $1,000 principal amount.

Because the Rate Spread (which is equal to the Initial Rate minus the Final Rate) on the Valuation Date is greater than zero, the Redemption Amount is equal to the lesser of the following:

$1,000 + ($1,000 × the Upside Multiplier × the Rate Spread) = $1,000 + ($1,000 × 30% × 2.00%) = $1,000 + $600 = $1,600

$1,000 + ($1,000 × the Maximum Return Percentage) = $1,000 + ($1,000 × 100%) = $1,000 + $1,000 = $2,000

Accordingly, the Redemption Amount is equal to $1,600 per $1,000 principal amount.

Example 6: The Initial Rate of 5.00% is greater than the Final Rate of 1.00%, resulting in a Rate Spread of 4.00% and a Redemption Amount of $2,000 per $1,000 principal amount.

Because the Rate Spread (which is equal to the Initial Rate minus the Final Rate) on the Valuation Date is greater than zero, the Redemption Amount is equal to the lesser of the following:

$1,000 + ($1,000 × the Upside Multiplier × the Rate Spread) = $1,000 + ($1,000 × 30 × 4.00%) = $1,000 + $1,200 = $2,200

$1,000 + ($1,000 × the Maximum Return Percentage) = $1,000 + ($1,000 × 100%) = $1,000 + $1,000 = $2,000

Accordingly, the Redemption Amount is equal to $2,000 per $1,000 principal amount.

Example 7: The Initial Rate of 5.00% is less than the Final Rate of 8.00%, resulting in a Rate Spread of –3.00% and a Redemption Amount of $100 per $1,000 principal amount.

Because the Rate Spread (which is equal to the Initial Rate minus the Final Rate) on the Valuation Date is less than zero, the Redemption Amount is equal to the greater of the following:

$1,000 × (100% + (Downside Multiplier × Rate Spread)) = $1,000 × (100% + (30 × –3.00%)) = $1,000 × 10% = $100

$1,000 × Principal Protection Percentage = $1,000 × 0% = $0

Accordingly, the Redemption Amount equals $100 per $1,000 principal amount, a loss of 90% (or $900) of the principal amount invested.

Example 8: The Initial Rate of 5.00% is less than the Final Rate of 9.00%, resulting in a Rate Spread of –4.00% and a Redemption Amount of $0.00 per $1,000 principal amount.

Because the Rate Spread (which is equal to the Initial Rate minus the Final Rate) on the Valuation Date is less than zero, the Redemption Amount is equal to the greater of the following:

$1,000 × (100% + (Downside Multiplier × Rate Spread)) = $1,000 × (100% + (30 × (–4.00%))) = $1,000 × (–20%) = –$200

$1,000 × Principal Protection Percentage = $1,000 × 0% = $0

Accordingly, the Redemption Amount equals $0 per $1,000 principal amount, a loss of 100% (or the entire amount) of the principal invested.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

Based on the terms and conditions of the Notes at the time of the Original Trade Date, we intend to treat the Notes either as “contingent payment debt instruments” treated as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement or as executory contracts treated as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement. We intend to indicate in the final pricing supplement filed prior to the issuance of the Notes whether we intend to treat the Notes as contingent payment debt instruments or as executory contracts.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.]1

[1]	To be included if the Notes may still be outstanding on January 1, 2013.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

US$

BARCLAYS BANK PLC

INTEREST RATE-LINKED NOTES [WITH [FIXED RATE][FLOATING RATE] INTEREST

PAYMENTS]

DUE [            ]

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED MARCH 1, 2010)